March 14, 2025

Robert Bailey
Chief Financial Officer
Houston American Energy Corp.
801 Travis Street, Suite 1425
Houston, TX 77002

       Re: Houston American Energy Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed February 28, 2025
           File No. 001-32955
Dear Robert Bailey:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed February 28, 2025 Background to the Share Exchange and AGIG Transactions, page 45

1. Please substantially revise your disclosure throughout this section to provide greater detail as to the background of the Share Exchange and AGIG Transaction, including the circumstances under which the parties were introduced, any pre-existing
       relationships and understandings among the parties, the material issues and key
       negotiated terms discussed at each meeting, how parties    positions
differed, and how
       issues were resolved. Revise to clarify the material transaction terms that were included in the non-binding letter of intent, the date such letter of intent was executed, and how the terms of the business combination evolved during negotiations. The disclosure should provide stockholders with an understanding of how, when, and why the material terms of your proposed acquisition evolved. For guidance, please refer to Item 14(b)(7) of Schedule 14A and Items 1005(b) and 1011(a)(1) of Regulation M-
       A.
 March 14, 2025
Page 2
Opinion of HUSA's Financial Advisor, page 65

2. Please revise to fully summarize the opinion provided by Evans & Evans and provide the information required by Item 14(b)(6) of Schedule 14A. Describe each of the material analysis conducted by Evans & Evans, including the Guideline Public
       Company analysis and Discounted Cash Flow analysis, and provide qualitative and quantitative support for the ultimate conclusions reached in each analysis. In addition, please disclose the AGIG financial forecasts and projections for the years ended
       December 31, 2024 to 2034 that were reviewed and used by Evans & Evans to prepare its opinion.
General

3. Please tell us whether you intend to register the offer of the securities issued to
       AGIG or disclose the exemption from registration under the Securities Act upon which you will rely in issuing the shares pursuant to the Issuance Proposal and the facts supporting the reliance on such exemption.
4. Please tell us what consideration was given to reflecting the proposed reverse stock split in your unaudited pro forma combined consolidated financial information. We note your disclosure on page 14 that HUSA stockholder approval of the Issuance
       Proposal, the Reverse Stock Split Proposal, and the Share Issuance Proposal is a
       condition for completing the Share Exchange. Refer to SAB Topic 4:C.
5.     In light of the number of shares to be issued pursuant to the Share
Exchange
       Agreement, it appears that you should include information showing how the beneficial ownership table would change in the event the Share Exchange Agreement is approved. In addition, please provide us with your analysis regarding whether the
       Share Exchange Agreement will result in a change of control.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 or Karina Dorin at 202-551-3763
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Lee McIntyre